SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                GSE Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36227K106
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                            GP Strategies Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 21, 2003
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)




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CUSIP 3622K106                                                     Page 2 of 12

1)  Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons. (Entities Only)

    GP Strategies Corporation                           I.D. No. 13-1926739
    -----------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See instructions)(a) [ ]
                                                                       (b) [x]

3)  SEC Use Only

4)  Source of Funds (See Instructions) WC, OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]

6)  Citizenship or Place of Organization

     Delaware

                                7) Sole Voting Power
     Number of                     5,154,052
      Shares                    8) Shared Voting Power
    Beneficially                        0
    Owned by Each               9) Sole Dispositive Power
 Reporting Person With             5,154,052
                               10) Shared Dispositive Power

                                         0


11) Aggregate Amount Beneficially Owned By Each Reporting Person

    5,154,052

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See instructions)                                                    [  ]

13) Percent of Class Represented by Amount in Row (11)

    58%

14) Type of Reporting Person (See Instructions)
    CO




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CUSIP 3622K106                                                  Page 3 of 12

1)  Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons. (Entities Only)
    Jerome I. Feldman

2)  Check the Appropriate Box if a Member of a Group (See instructions)(a) [ ]
                                                                       (b) [x]

3)  SEC Use Only

4)  Source of Funds (See Instructions) PF, OO

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)                                                                [ ]

7)  Citizenship or Place of Organization

    United States

                                7) Sole Voting Power
        Number of                  87,000
          Shares                8) Shared Voting Power
       Beneficially                     0
       Owned by Each            9) Sole Dispositive Power
   Reporting Person With           87,000
                               10) Shared Dispositive Power
                                         0

11) Aggregate Amount Beneficially Owned By Each Reporting Person

    87,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See instructions)                                                      [x]


13) Percent of Class Represented by Amount in Row (11)

    0.97%

14) Type of Reporting Person (See Instructions)

     IN

CUSIP 3622K106                                                  Page 4 of 12

1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons. (Entities Only)

   Scott N. Greenberg

2) Check the Appropriate Box if a Member of a Group (See instructions)  (a) [ ]
                                                                        (b) [x]

3) SEC Use Only

4) Source of Funds (See Instructions) PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(d) or 2(e)                                                           [  ]

6) Citizenship or Place of Organization

   United States
                                7) Sole Voting Power
        Number of                   35,000
         Shares                 8) Shared Voting Power
      Beneficially                      0
      Owned by Each             9) Sole Dispositive Power
  Reporting Person With            35,000
                               10) Shared Dispositive Power
                                        0


11) Aggregate Amount Beneficially Owned By Each Reporting Person

    35,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                       (See instructions)    [x]


13) Percent of Class Represented by Amount in Row (11)

     0.39%

14) Type of Reporting Person (See Instructions)

    IN



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CUSIP 3622K106                                                    Page 5 of 12

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GSE Systems, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9189 Red Branch Road, Columbia, Maryland 21045.

Item 2.  Identity and Background

         This statement is filed by GP Strategies Corporation, a Delaware corporation ("GP"), Jerome I. Feldman ("Feldman") and Scott N. Greenberg ("Greenberg"; each of GP, Feldman and Greenberg being a "Filing Person" and collectively, the "Filing Persons").

         The principal business of GP is workforce development and training. The address of the principal business of GP is 6095 Marshalee Drive, Suite 300, Elkridge, Maryland 21075. The address of the principal office of GP is 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. During the last five years, GP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The information regarding directors and executive officers of GP is set forth in Schedule I.

         The business address of each of Feldman and Greenberg is c/o GP Strategies Corporation, 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. The present principal occupation of Feldman is Chairman and Chief Executive Officer of GP. The present principal occupation of Greenberg is President and Chief Financial Officer of GP. During the last five years, neither Feldman nor Greenberg has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Feldman and Greenberg are each citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         On October 21, 2003, GP purchased 3,426,699 shares of Common Stock and a Subordinated Note of the Company (the "Note") in the outstanding principal amount of $650,000 which is convertible into 418,653 shares of Common Stock from ManTech International ("ManTech").


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CUSIP 3622K106                                                  Page 6 of 12

The consideration paid to ManTech by GP consisted of a five-year 5% note in the principal amount of $5,250,955 (the "GP Note"). Each year during the term of the GP Note, the holder of the GP Note will have the option to convert up to 20% of the original principal amount of the GP Note into GP common stock at the then market price of GP common stock, but only in the event that GP common stock is trading at $10 per share or more.

Item 4.  Purpose of Transaction

         This transaction increased GP's ownership of the Common Stock from approximately 22% to approximately 58%, assuming conversion of the Note, which is contemplated to take place shortly, and as a result GP now controls the Company and the financial results of the Company will now be included in GP's consolidated financial statements. Simultaneously with the closing of this transaction, three directors nominated by GP were added to the Company's board of directors.

In connection with the transaction, GP and ManTech entered into a five-year Teaming Agreement pursuant to which GP and ManTech will work together to give GP the opportunity to provide training services to ManTech's customers.

         Except as set forth above, each Filing Person does not have any plans or proposals of the nature described in Items (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by GP is 5,154,052 shares of Common Stock (including 418,653 shares issuable upon conversion of the Note) representing approximately 58% of the outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Feldman is 87,000 shares of Common Stock issuable upon exercise of options, representing approximately 0.97% of the outstanding shares of Common Stock. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Greenberg is 35,000 shares of Common Stock issuable upon exercise of options, representing approximately 0.39% of the outstanding shares of Common Stock. Each of Feldman and Greenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned by GP, which have been excluded from the shares of Common Stock listed above respectively for each such Filing Person.

(b) Each Filing Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for it or him.

CUSIP 3622K106                                                  Page 7 of 12

(c) Please refer to Item 3 for information with respect to transactions in the securities which were effected during the past sixty days by the Filing Persons.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by each Filing Person.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On March 21, 2003, the Company issued 150,000 shares of Common Stock to GP in consideration for GP continuing its guarantee of the Company's credit facility in the amount of $1.8 million.

Item 7.  Material to be Filed as Exhibits

         1. Joint Filing Agreement, dated October 30, 2003, among GP Strategies, Jerome I. Feldman and Scott N. Greenberg.

         2. Purchase and Sale Agreement dated October 21, 2003 by and between GP and ManTech. Incorporated herein by reference to Exhibit 10.1 of GP's Form 8-K dated October 23, 2003.

         3. Teaming Agreement dated October 21, 2003 by and between GP and ManTech. Incorporated herein by reference to Exhibit 10.2 of GP's Form 8-K dated October 23, 2003.

         4. $5,250,955 Promissory Note dated October 21, 2003 of GP. Incorporated herein by reference to Exhibit 10.3 of GP's Form 8-K dated October 23, 2003.

CUSIP 3622K106                                                  Page 8 of 12
                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2003


                            GP STRATEGIES CORPORATION



                                          Scott N. Greenberg, President and
                                          Chief Financial Officer



                                          Jerome I. Feldman


                                          Scott N. Greenberg

CUSIP 3622K106                                                  Page 9 of 12

                      Information with Respect to Executive
                          Officers and Directors of GP

                           Schedule I to Schedule 13D

         The following sets forth as to each of the executive officers and directors of GP: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GP Strategies Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10605, and each such individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.
GP Strategies Corporation
Directors:
                                                                  No of Shares
                                                                  of GSE
                                                                  Beneficial
         Name               Occupation                            Held
----------------------      --------------------------------      -------------
Jerome I. Feldman           Chairman of the Board and
                            Chief Executive Officer                  87,000(1)

CUSIP 3622K106                                                  Page 10 of 12

Scott N. Greenberg          President and Chief
                            Financial Officer                        35,000(2)

Harvey P. Eisen             Chairman and Managing Member
                            Bedford Oak Management, LLC
                            (asset management company)
                            100 South Bedford Road
                            Mount Kisco, NY 10549                      -0-

Marshall S. Geller          Senior Managing Member
                            St. Cloud Capital Partners, L.P.
                            (Small Business Investment Company)
                            10866 Wilshire Blvd.
                            Los Angeles, CA 90024                       -0-

Roald Hoffmann              Professor of Chemistry
                            Cornell University
                            Department of Chemistry
                            Ithaca, NY 14853                            -0-

Bernard M. Kauderer         Retired Vice Admiral - U.S. Navy
                            7025 Ibis Place
                            Carlsbad, CA 92009                          -0-

Mark A. Radzik              Managing Director
                            Equity Group Investments, L.L.C.
                            (investment company)
                            Two North Riverside Plaza
                            Chicago, IL 60606                           -0-

Ogden Reid                  Former U.S. Congressman
                            48 Mead Street
                            Waccabuc, NY 10597                          -0-

Gordon Smale                President
                            Atlantic Oil Corporation
                            (oil and gas producer)
                            1825 Lawrence Street
                            Denver, CO 80202                            -0-



CUSIP 3622K106                                                  Page 11 of 12
Officers:

Andrea D. Kantor            Vice President and General Counsel
                            c/o GP Strategies Corporation
                            777 Westchester Avenue - Fourth Floor
                            White Plains, NY 10604                       -0-


(1) Consists of options to purchase 87,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

(2) Consists of options to purchase 35,000 shares of Common Stock issuable upon exercise of currently exercisable stock options.

                                                                      Exhibit 1

                             Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the joint filing on behalf of each of them of a Statement on Schedule 13D, dated October 30, 2003 (including amendments thereto) with respect to the common stock, par value $.01 per share, of GSE Systems, Inc., may be filed by GP Strategies Corporation and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Dated: October 30, 2003

                            GP STRATEGIES CORPORATION


                                         Scott N. Greenberg, President and
                                         Chief Financial Officer




                                         Jerome I. Feldman




                                         Scott N. Greenberg